UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Magic Software Enterprises Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Israel
(Jurisdiction of Subject Company’s Incorporation or Organization)

Matrix IT Ltd.
(Name of Person(s) Furnishing Form)

Ordinary Shares, NIS 0.01 par value
(Title of Class of Subject Securities)

559166 10 3
(CUSIP Number of Class of Securities (if applicable))

Yifat Givol, Adv. Head of Legal Department and Corporate Secretary 3 Atir Yeda Kfar Saba 4464303 Israel Tel: +972 9 9598810
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of the Filer)
Copies to: Nir Dash, Adv. Herzog Fox Ne'eman Yitzhak Sadeh 6 Tel Aviv, Israel Telephone: +972 3 692 2020

November 4, 2025
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	English translation of Immediate Report regarding a transaction in which the controlling shareholder has a personal interest, and Notice of a Special General Meeting of Shareholders of Matrix IT Ltd. (“Matrix”) to approve the Merger Agreement, including Proxy Statement, outline of the business and operations of Magic Software Enterprises Ltd. (“Magic”), audited consolidated financial statements of Magic as of December 31, 2024(1), reviewed consolidated financial statements of Magic as of June 30, 2025 and fairness opinion, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on November 3, 2025.

(1)	The audited consolidated financial statements of Magic Software Enterprises Ltd. as of December 31, 2024 are incorporated by reference to Item 18 of Magic’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2025 (accession number 0001213900-25-043459).

(b) Not applicable.

Item 2. Informational Legends

Exhibit Number
99.2	English translation of Immediate Report regarding signing of a Memorandum of Understanding with respect to the merger transaction with Magic, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on March 11, 2025.
99.3	English translation of excerpt of the 2024 Periodic Report, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on March 16, 2025, including information regarding the members of the Independent Committee.
99.4	English translation of excerpt of Immediate Report, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on October 20, 2025, including the names and holdings of the material shareholders of Formula Systems (1985) Ltd.

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Matrix IT Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 4, 2025.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matrix IT Ltd.

/s/ Nevo Brenner
Name:	Nevo Brenner
Title:	Chief Financial Officer

Date: November 4, 2025